PLYMOUTH ROCK TECHNOLOGIES TO COLLABORATE WITH MIDDLE EAST TECHNOLOGY LEADER STA QATAR

Plymouth, Massachusetts - November 10, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to announce that the Company has agreed to collaborate on the strategic market placement of products and services with Qatar based STA QSTP LLC ("STA") focusing on state security utilizing UAVs, sensors, and detectors from Plymouth Rock Technologies. Qatari national security includes border, public events, and natural resource monitoring.

STA provides mission-critical aerial solutions and intelligence with extensive expertise and understanding in drone technology development, analytics, industrial inspections, fire-fighting, as well as search and rescue. Centrally located in the city of Doha, STA brings Qatari leadership that combines 27 years of experience gained at NASA and Silicon Valley. STA has attracted exceptional local talent from leading universities including Carnegie Mellon and Texas A&M.

"Our interest in PRT was based upon their ability to deliver combined intelligent sensors outputs from the air and still maintain class leading, all-weather flight performance characteristics. The combination of PRT detectors on the ground with those in the air further enhances situational and threat awareness," stated Dr. Khalid Al-Ali, CEO and Founder of STA Qatar. "Being a 100% Qatari-owned technology company, focusing on both self-developed solutions as well as collaborations with the best-in-class companies allows us to leverage programs and commercial opportunities put forward in Qatar", concluded Dr. Al-Ali.

Qatar hosts approximately 10,000 U.S. service personnel. In 2022, it will host the FIFA World Cup. It is estimated that the use of unmanned aerial vehicles by Qatar Ministry of Transport & Communications and state security agencies would pass $33m USD in 2021; due to COVID-19, demand could pass $40m USD. With many venues requiring physical security, PRT will be well-positioned to deploy its class-leading land-based and airborne threat detectors. Qatar has more than 350 miles of coastline; its border with Saudi Arabia is some 37 miles long - with most of its Oil and Gas resources located in Northern Qatar, one of the main security missions of UAV technologies will be to reinforce the Qatari Coast Guard in their task to secure and monitor these important resources. Qatar is also home to Hamad International Airport, one of the world's largest passenger and cargo airports, presenting a great opportunity for the use of PRT's technologies.

"The principles and associated alliance partners that form STA, are thought leaders and advocates of unmanned technologies not just in Qatar, but globally", stated Carl Cagliarini, Chief Strategy Officer of PRT. "We are proud to collaborate with STA in delivering land-based threat detectors and UAV operational awareness to assist in the mission of advancing the monitoring of Qatar's natural resource assets and national security".

About STA

STA brings to bear many years of proven expertise in capturing and analyzing highly sensitive data, providing clients with state-of-the-art, efficient and rapid actionable intelligence. STA offers capabilities that enable cutting-edge manned and unmanned data fusion & analytics for Enterprise, Government, and Military, and have technical development, training and operational presence in the Qatar Science and Technology Park (QSTP). In the Energy Sector, STA brings deep expertise through collaboration with leading international organizations for cutting-edge automation and digitalization of drilling processes, inventory optimization solutions and production optimization of petrochemical substances to a wide range of companies.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defence and space systems.

The Company is developing the next generation of threat detection solutions. The PRT X1 is a purpose-built multi-rotor Unmanned Aircraft System (UAS), using the latest in AI, cutting-edge sensors and utilizing the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

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